UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

Navios Maritime Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y62267102

(CUSIP Number)

Vasiliki Papaefthymiou

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

+30-210-4595000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 21, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navios Maritime Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,632,000 (1)
	8	SHARED VOTING POWER 28,421,233 (1)
	9	SOLE DISPOSITIVE POWER 2,632,000
	10	SHARED DISPOSITIVE POWER 28,421,233 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 31,053,233 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(see Item 5) 18.2% (1) (2)
14	TYPE OF REPORTING PERSON* CO

(1)	Represents common units (the “Common Units”) of Navios Maritime Partners L.P. (the “Issuer”) 28,421,233 of which are owned by Alpha Merit Corporation (“Alpha Merit”), a wholly-owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”) and 2,632,000 of which are owned directly by Navios Holdings. In addition, the Reporting Persons (as defined herein) own 100.0% of Navios GP L.L.C., the general partner of the Issuer (the “General Partner”). The General Partner has a 2.0% general partner interest in the Issuer. The Reporting Persons are the indirect beneficial owners of the General Partner’s interest in the Issuer. As of the date of this Amendment No. 5, the Reporting Persons beneficially owned 3,420,203 general partnership units.
(2)	Based on 171,009,967 partnership interests outstanding as of April 3, 2018, which includes all of the Common Units (167,589,764) and general partnership units (3,420,203) of the Issuer.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alpha Merit Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,421,233 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,421,233 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 28,421,233 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.6% (1) (2)
14	TYPE OF REPORTING PERSON* CO

(1)	Represents Common Units of the Issuer owned by Alpha Merit, a wholly-owned subsidiary of Navios Holdings. In addition, the Reporting Persons (as defined herein) own 100.0% of the General Partner of the Issuer. The General Partner has a 2.0% general partner interest in the Issuer. The Reporting Persons are the indirect beneficial owners of the General Partner’s interest in the Issuer. As of the date of this Amendment No. 5, the Reporting Persons beneficially owned 3,420,203 general partnership units.
(2)	Based on 171,009,967 partnership interests outstanding as of April 3, 2018, which includes all of the Common Units (167,589,764) and general partnership units (3,420,203) of the Issuer.

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 5 (“Amendment No. 5”), and by Amendment No. 1 filed on July 20, 2011, Amendment No. 2 filed on June 20, 2012, Amendment No. 3 filed on March 13, 2015 and Amendment No. 4 on November 28, 2017, all other provisions of the Schedule 13D filed by the Reporting Persons on July 24, 2008 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

This Amendment No. 5 to Schedule 13D is being filed to disclose common units purchased by Navios Holdings in the Issuer’s registered direct offering completed in February 2018. The pledging by Alpha Merit of the Common Units as described in Item 6 of this Amendment No. 5.

Item 2.	Identity and Background

This Amendment No. 5 amends Item 2(a) to the Schedule 13D by adding the following:

Amendment No. 5 is being filed by Navios Holdings and Alpha Merit (collectively, the “Reporting Persons”) to reflect the acquisition by Navios Holdings of 2,632,000 Common Units.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 5 amends Item 3 of the Schedule 13D by adding the following:

On February 21, 2018, Navios Holdings purchased 2,632,000 common units in the Issuer’s registered direct offering for an aggregate purchase price of approximately $5.0 million.

Item 4.	Purpose of the Transaction

Item 4 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 6 of this Amendment No. 5.

Item 5.	Interest in Securities of the Issuer

This Amendment No. 5 amends and restates Items 5(a) and (b) to the Schedule 13D as set forth below:

As of February 21, 2018, Navios Holdings, through its wholly-owned subsidiary Alpha Merit, beneficially owned 28,421,233 Common Units, representing 18.2% of the outstanding partnership interests of the Issuer and directly owned 2,632,000 Common Units, representing 1.5% of the outstanding partnership interests of the Issuer. In addition, the Reporting Persons beneficially own 3,420,203 general partnership units, representing 100.0% of the general partnership units, through its ownership of the General Partner. Thus, as of February 21, 2018, the Reporting Persons owned 20.2% of the outstanding units of the Issuer, including a 2.0% interest through the ownership of the General Partner. The Reporting Persons have shared voting and dispositive power in respect of 28,421,233 Common Units, subject to the Pledge Agreement (as discussed in Item 6 of Amendment No. 4).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment No. 5 amends Item 6 to the Schedule 13D by adding the following:

On February 21, 2018, in connection with the Issuer’s registered direct public offering, Navios Holdings purchased 2,632,000 Common Units for an aggregate purchase price of approximately $5.0 million. The 2,632,000 Common Units were purchased pursuant to a Subscription Agreement dated February 13, 2018 between Navios Holdings and the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Form of Subscription Agreement, dated February 13, 2018 (Incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K filed on February 21, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2018		Navios Maritime Holdings Inc.

	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chief Executive Officer

Alpha Merit Corporation

	By:	/s/ George Achniotis
	Name:	George Achniotis
	Title	President/Director